September 22, 2023

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Bitwise Funds Trust
Post-Effective Amendment No. 8
(Registration Statement File Nos. 333-264900, 811-23801)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Bitwise Bitcoin and Ether Market Cap Weight Strategy ETF (relating to the proposed change in strategy for Bitwise Bitcoin Strategy Optimum Roll ETF) (the “Fund”), Bitwise Funds Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 8, originally filed with the Securities and Exchange Commission on August 10, 2023.

The Trust no longer intends to seek the change in strategy contemplated by the amendment and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Bitwise Funds Trust

By:	/s/ Katherine Dowling
Katherine Dowling
General Counsel